September 9, 2015	Rikard D. Lundberg Attorney at Law 303.223.1232 tel 303.223.8032 fax rlundberg@bhfs.com

United States Securities and Exchange Commission

Washington, D.C. 20549

Attention: Anne Nguyen Parker

Assistant Director

Division of Corporation Finance

Re:	Gaia, Inc.

Amendment No. 1

Form 10-12B

Filed May 29, 2015

File No. 001-36854

Dear Ms. Parker:

This letter is submitted on behalf of Gaia, Inc. (the “Company”) in response to comments received by the Company from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 11, 2015 with respect to the Company’s Amendment No. 1 to Registration Statement on Form 10-12B filed on May 29, 2015 with the Commission (the “Amendment No. 1”). In addition, we are updating certain of the Company’s responses to the comments received by the Company from the Staff by letter dated March 18, 2015 with respect to the Company’s original Registration Statement on Form 10 (the “Original Form 10”).

The numbered paragraphs and headings below correspond to the numbering and headings set forth in the comment letters. To assist in your review, the Staff’s comments are highlighted in bold below and are followed by the Company’s responses. The comments and the responses to each have been divided by comment letter, below.

The Company filed an Amendment No. 2 to the Original Form 10 on September 9, 2015 (“Amendment No. 2”), which contains revisions in response to the Staff’s comments, and other edits. In addition to the EDGAR filing, the Company is delivering a hard copy of this letter and the written statement from the Company containing the requested acknowledgments, along with a courtesy copy of Amendment No. 2 marked to indicate changes from Amendment No.1.

STAFF COMMENT LETTER DATED JUNE 11, 2015

Conditions to the Spin-Off, page 28

1.	We note your response to comment 16 that the Company does not believe that any government approvals are necessary. Please state that in the disclosure.

Company Response: In response to the Staff’s comment, the Company has added to the disclosure under the heading “THE SPIN-OFF – Conditions to the Spin-Off” a statement that the Company does not believe that any government approvals are necessary.

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September 9, 2015

Financial Statements

2.	Please update the financial statements to comply with Rule 8-08 of Regulation S-X.

Company Response: In response to the Staff’s comment, the Company has updated the financial statement to comply with Rule 8-08 of Regulation S-X.

STAFF COMMENT LETTER DATED MARCH 18, 2015

Exhibits, page 3

2.	We note that your exhibit list only includes four material contracts pursuant to Item 601(b)(10) of Regulation S-K. Please confirm that you will file all material contracts required by Item 601(b)(10), such the reorganization agreement and any agreements relating to Gaiam’s transfer of the office building, as referenced on page 37 of the Information Statement.

Company Response: The Company acknowledges the Staff’s comment. The Company has included in Amendment No. 2 a number of the exhibits listed in the exhibits index to the Form 10. The Company will file any remaining exhibits listed on the index, and all additional material contracts required by Item 601(b(10) that the Company may enter into in the future, as soon as practicable in one or more subsequent pre-effective amendments to the Form 10.

Exhibit 99.1

3.	We note that your Information Statement includes a number of blanks and references to information that will be filed by amendment. Please fill in these blanks and missing information with your next amendment or tell us why you are unable to do so and when you expect to have this information. We may have further comments when we have reviewed the additional disclosure.

Company Response: In response to the Staff’s comment, the Company has attempted to complete as many blanks as practicable and has provided all information currently available to it. The Company does not believe it is practicable at this time to complete all blanks or provide all of the omitted information. However, the Company intends to address the remaining blanks and missing information as soon as practicable in one or more subsequent pre-effective amendments to the Form 10. The Company acknowledges that the Staff may have additional comments once the Company has completed such blanks and provided such missing information.

8.	We note your risk factor on page 22 titled “Our Chairman and Chief Executive Officer Jirka Rysavy will control GTV.” Please disclose in this summary section that your Chairman and CEO Jirka Rysavy holds Class B shares, each of which will be entitled to ten votes on all matters submitted to a vote of shareholders. Disclose the percentage of voting power that Mr. Rysavy will hold in GTV.

Company Response: In response to the Staff’s comment, the Company previously revised the disclosure under the heading “SUMMARY – The Distribution” to provide this information The Company has updated the disclosure to include the percentage of voting power that Mr. Rysavy is expected to hold in the Company based upon the shares of Class A common stock and Class B common stock held by Mr. Rysavy, and the number of shares of Class A common stock and Class B common stock issued and outstanding as of September 3, 2015.

September 9, 2015

Our Relationship with Gaiam After the Spin-Off, page 36

21.	In this section and in Management’s Discussion and Analysis, as appropriate, please summarize the material aspects of Gaia’s business that will need to change in order to replace operations, governance, management and similar items currently provided by Gaiam or administered on a shared basis by the companies prior to separation. Quantify the cost of duplicating these items to the extent possible. When we have reviewed the Reorganization Agreement and the Transition Services Agreement, we may have further comments.

Company Response: In response to the Staff’s comment, the Company has added additional disclosure regarding the material aspects of the Company’s business that will need to change in order to replace operations, governance, management and similar items currently provided by Gaiam, Inc. or administered on a shares basis prior to separation. In addition the Company has estimated the range of costs of duplicating these items. The Company made these additions under the heading “OUR RELATIONSHIP WITH GAIAM, INC. AFTER THE SPIN-OFF – Overview,” and under the heading “MANAGEMENTS DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS – Overview and Outlook.” The Company acknowledges that the Staff may have additional comments once the Company has filed the Reorganization Agreement and the Transition Services Agreement (now referred to as the “Transitional Operating Agreement” in Amendment No. 2).

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 40

Liquidity and Capital Resources, page 44

27.	Please expand this section to include a brief description of any new credit facilities you are currently contemplating or negotiating.

Company Response: On July 23, 2015, Boulder Road LLC, a subsidiary of the Company, entered into a revolving line of credit agreement with a bank. In response to the Staff’s comment, the Company has added disclosure regarding the new line of credit in the response to Question 16 under the heading “QUESTIONS AND ANSWERS ABOUT THE SPIN-OFF,” and under the heading “MANAGEMENTS DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS – Liquidity and Capital Resources.”

28.	Please describe and quantify the tax net operating losses that you will carry forward.

Company Response: In response to the Staff’s comment, the Company has described and quantified the tax net operating losses that the Company expects to carry forward in the disclosure provided under the heading “MANAGEMENTS DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS – Liquidity and Capital Resources.”

Security Ownership of Certain Beneficial Owners and Management, page 64

32.	For each beneficial owner that is not a natural person, please name the natural persons who have or share voting or investment power of the shares held by such owner.

Company Response: In response to the Staff’s comment, the Company has completed the beneficial ownership table as of September 3, 2015 and identified, to the extent known to the Company, those natural persons who have or share voting or investment power of the shares held by non-natural person owners.

*****

September 9, 2015

If you have any further questions or comments, please do not hesitate to contact me. Thank you.

Regards,

/s/ Rikard Lundberg
Rikard Lundberg

September 9, 2015

United States Securities and Exchange Commission

Washington, D.C. 20549

Attention: Anne Nguyen Parker

Assistant Director

Division of Corporation Finance

Re:	Gaia, Inc.

Amendment No. 1

Form 10-12B

Filed May 29, 2015

File No. 001-36854

Dear Ms. Parker:

In response to your letter to Gaia, Inc. (the “Company”), dated June 11, 2015, concerning the above-referenced filing and in connection with the filing of Amendment No. 2 to the Form 10-12B, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please do not hesitate to contact me. Thank you.

Sincerely,

/s/ Paul C. Tarell, Jr.
Paul C. Tarell, Jr.
Chief Financial Officer